Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Advanced Micro Devices, Inc. (“AMD”) for the registration of its 6.00% convertible senior notes due 2015 and 78,347,579 shares of its common stock and to the incorporation by reference therein of our reports dated February 23, 2007, with respect to the consolidated financial statements and schedule of AMD, AMD management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of AMD included in its Annual Report (Form 10-K) for the year ended December 31, 2006 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
San Jose, California
July 13, 2007